SMITH, MOORE & CO.

STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27480

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SMITH, MOORE & CO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

7777 BONHOMME AVENUE, SUITE 2400

(No. and Street)

CLAYTON	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
AMY TOGNOZZI   (314) 446-1627
                                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLT & PATTERSON, LLC

(Name – *if individual, state last, first, middle name*)

260 CHESTERFIELD INDUSTRIAL BLVD.	CHESTERFIELD	MO	63005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, AMY TOGNOZZI _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

SMITH, MOORE & CO. _____ , as

of _____ DECEMBER 31 , 20 20 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



MARY B FULLER
Notary Public - Notary Seal
St Louis County - State of Missouri
Commission Number 15635490
My Commission Expires May 18, 2023

_____
Signature

CHIEF FINANCIAL OFFICER
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- — (o) Exemption report filed pursuant to provisions of 17 C.F.R. Section 240, 15c3-3(k).

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



HOLT &

PATTERSON,
LLC

CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Smith, Moore & Co.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Smith, Moore & Co. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Smith, Moore & Co. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Smith, Moore & Co.'s management. Our responsibility is to express an opinion on Smith, Moore & Co.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Smith, Moore & Co. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Holt & Patterson, LLC
We have served as Smith, Moore & Co.'s auditor since 2017.
Chesterfield, MO
February 25, 2021

260 CHESTERFIELD INDUSTRIAL BLVD.

CHESTERFIELD, MO 63005

PHONE 636/530-1040

FAX 636/530-1101

SMITH, MOORE & CO.

Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$ 2,400,134
Income receivable	2,165,342
Receivables from clearing organizations	753,009
Deposits with clearing organizations	250,000
Securities owned, at fair value:	
U.S. government agency and sponsored enterprises obligations	60
Corporate obligations	176
Transition bonus receivable	217,260
Other assets	261,952
Property, equipment and right-of-use assets, net of accumulated depreciation and amortization of $610,212	3,173,282
TOTAL ASSETS	**$ 9,221,215**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Payables to clearing organizations	$ 236
Accounts payable, accrued expenses, and other liabilities	5,105,007
Deferred revenue and accrued clearing fees	697,031
TOTAL LIABILITIES	**5,802,274**

Stockholders' Equity

Common stock: $1 par value; authorized 100,000 shares; 21,205 shares issued; 19,505 shares outstanding	21,205
Additional paid-in capital	1,878,417
Retained earnings	1,814,631
Treasury stock; 1,700 shares	(295,312)
TOTAL STOCKHOLDERS' EQUITY	**3,418,941**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 9,221,215**

The accompanying notes are an integral part of these financial statements.
See independent auditors' report.

SMITH, MOORE & CO.

Notes to Financial Statements
December 31, 2020

Note 1 - Organization and Summary of Significant Accounting Policies

Nature of Operations

Smith, Moore & Co. (the "Company") is a registered securities broker-dealer under the Securities Exchange Act of 1934 and investment advisor with the Securities Exchange Commission ("SEC") and a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company has branch offices located in Missouri, Illinois, Kansas and Mississippi with registered financial advisors servicing individual and corporate clients primarily in the Midwest. The Company primarily earns commissions associated with the sale of securities, mutual fund shares, revenues from principal transactions and fees related to managed account services.

The Company contracts with RBC Correspondent Services, a division of RBC Capital Markets LLC ("RBC"), to maintain custody of client assets and to clear client transactions on a fully disclosed basis.

Financial Statement Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. ("GAAP") which requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company evaluated subsequent events through February 25, 2021 and concluded that no further activity has occurred that would require recognition or disclosure other than what is disclosed in notes 5, 10 and 13.

Recently Adopted Accounting Pronouncement

In February 2016, the Financial Accounting Standards Board (the "FASB") issued accounting guidance that changed how companies account for and present lease arrangements. This guidance requires companies to recognize lease assets and liabilities for both financing and operating leases on the statement of financial condition. The Company adopted this guidance effective January 1, 2019. For a more detailed discussion on lease arrangements, refer to Note 5 (Property, Equipment and Right-of-Use Assets).

Fair Value

A substantial amount of the Company's financial assets and liabilities, as well as financial instruments with off-balance sheet risk, are carried at amounts that approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information of the value of the underlying instrument.

Securities Owned

Securities owned consist of U.S. government agency and sponsored enterprises obligations and corporate obligations which the Company classifies as trading securities. These securities are bought and held principally as inventory for the purpose of selling in the short term.

Securities owned are accounted for at estimated fair value as determined by management and in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements and Disclosures. The resulting differences between cost and estimated fair value are reflected in current period earnings and included in the accompanying statement of income as applicable. Fair values are generally based on prices from independent sources such as listed market prices or broker or dealer price quotations.

Advanced Employee Bonuses

Several financial advisors received an advanced bonus after joining the Company and meeting certain objectives outlined in their employment agreement. The financial advisors signed a promissory note with the Company, which is amortized over a 5-year period in most cases. The note carries an interest rate that is based on the published IRS mid-term applicable Federal Rate (AFR) in the month the advance occurred. The advanced bonuses outstanding is carried at fair value of $217,260 with no allowance for losses at December 31, 2020.

Property and Equipment

Equipment, including furniture and fixtures, is recorded at cost and depreciated using straight-line methods over estimated useful lives of three to seven years. Leasehold improvements are amortized based on the term of the lease agreement or the economic useful life of the improvement, whichever is less. When assets are retired or disposed of, the cost and accumulated depreciation or amortization is removed from the accounts; gains or losses resulting therefrom are included in the statement of income.

Income Taxes

The stockholders of the Company have elected to be treated as an "S" corporation under provisions of the Internal Revenue Code which provide that the stockholders are taxed

Notes to Financial Statements - Continued
December 31, 2020

on their proportionate share of the Company's taxable income. Therefore, no provision for federal or state income taxes is reflected in these financial statements.

The Company has addressed the provisions of ASC 740-10, Accounting for Income Taxes. In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. The federal and state income tax returns for the Company for 2017, 2018, 2019 and 2020 are subject to examination by the respective taxing authorities generally for three years after they are filed.

COVID-19 Pandemic

During the COVID-19 pandemic, our services have generally been considered essential in nature and we have implemented remote workplace options that allow us to continue to operate and service clients. As the situation continues to evolve, the Company is closely monitoring the impact of the pandemic on all aspects of the business and our ability to service clients.

Note 2 - Concentration of Credit Risk

The Company's cash is deposited with a highly creditworthy financial institution. Accounts at this institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2020, the Company had approximately $2,157,000 in excess of FDIC insured limits.

Note 3 - Deposits with Clearing Organizations

In addition, the Company is contractually obligated to maintain a deposit account at RBC. As designated by the terms of the agreement, the deposit account will, at all times, contain cash, qualified securities, or both, having a fair market value of at least $200,000. At December 31, 2020, this deposit was $200,000.

The Company also maintains a deposit with RBC relative to proprietary trading which covers securities purchased or sold short within the firm's inventory accounts.   At December 31, 2020, this deposit was $50,000.

Note 4 - Securities Owned and Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell

the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Valuation is based on quoted prices in active markets for identical instruments in active markets.

- Level 2 – Valuation is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

- Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of the markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Securities owned consist of Level 2 trading and investment securities, at market value, as follows at December 31, 2020:

U.S. government agency and sponsored enterprises obligations	$ 60
Corporate obligations	176
	$ 236

There were no transfers between Level 1, Level 2 and Level 3 during the year.

These positions are offset by a corresponding loan obligation payable to RBC in the amount of $236 which is included in payables to clearing organizations in the accompanying statement of financial condition.

Note 5 – Property, Equipment and Right-of-Use Assets

Property, equipment and right-of-use assets consist of the following at December 31, 2020:

Computers and office equipment	$ 365,610
Furniture and fixtures	403,727
Leasehold improvements	570,821
Operating lease right-of-use assets	2,443,336
	3,783,494
Less accumulated depreciation and amortization	(610,212)
	$ 3,173,282

The Company's right-of-use ("ROU") assets relate to twelve operating leases for eight regional branch office locations and copier equipment for these branch offices. Leases are included in property, equipment and right-of-use assets and other liabilities on the statement of financial position.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. ROU assets include initial direct costs incurred by the lessee as well as any lease payments made at or before the commencement date and excluding lease incentives. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate in determining the present value of lease payments. Lease terms expire at various times through February 2028 and most include options to extend or terminate the lease when it is reasonably certain that the company will recognize that option.

Subsequent to December 31, 2020, the Company entered into two additional operating leases as a lessee, primarily for office space. These operating leases are expected to commence in 2021, with terms between three and five years, and will result in ROU assets and corresponding lease liabilities of approximately $150,000 at commencement.

The future payments due under operating leases as of December 31, 2020 is as follows:

2021	$ 658,639
2022	$ 566,466
2023	$ 472,483
2024	$ 360,409
2025 and thereafter	$ 1,032,818

SMITH, MOORE & CO.

Notes to Financial Statements - Continued
December 31, 2020

Note 6 - Accounts Payable, Accrued Expenses, and Other Liabilities

Accounts payable, accrued expenses, and other liabilities consisted of the following at December 31, 2020:

Accounts payable	$ 26,387
Accrued expenses and other accrued liabilities	972,516
Accrued commissions payable	1,662,768
Operating lease liabilities	2,443,336
	$5,105,007

Note 7 - Deferred Revenue and Accrued Clearing Fees

As part of the clearing agreement entered into with RBC in June 2012, the Company received a cash incentive payment of $3,500,000. In addition, clearing fees of $393,327 were waived for the first 18 months after customer accounts transitioned to RBC. These deferred amounts are reported in the accompanying statement of financial condition and are being amortized on a straight-lined basis over the ten-year term of the agreement pursuant to ASC Subtopic 605-50, Customer Payments and Incentives. The yearly amortized amounts are reported as a reduction of brokerage and clearing fees in the accompanying statement of income. The unamortized deferred revenue is an allowable credit in the computation of net capital under rule 15c3-1.

Note 8 - Short-Term Bank Loans

The Company has a line-of-credit agreement with Parkside Financial Bank & Trust ("Parkside") providing for borrowings up to $300,000. Interest is calculated at the bank's prime rate plus 0.5%. The agreement expires on February 28, 2021. It is collateralized by substantially all business assets. At December 31, 2020, there was no unpaid balance outstanding or pledged collateral under this agreement.

Note 9 - Commitments

The Company uses third party vendors for network, securities research information and managed backup services under non-cancelable contracts expiring at various times through fourth quarter 2023.

The following is a schedule of future minimum payments required under these contracts as of December 31:

2021	$ 308,430
2022	$ 129,618
2023	$ 108,363

The RBC clearing agreement requires minimum monthly revenues from trade clearance and execution fees, clearing broker portion of managed account fees, and technology and other miscellaneous fees of $30,000 per month.

The Company could be subject to liquidated damages if an election is made to voluntarily terminate the ten-year term of the RBC agreement early for convenience. The amount of the termination fee would be $30,000 for each remaining month of the initial agreement terms. The Company does not anticipate a voluntary termination of the Agreement as of December 31, 2020 and through the date the financial statements were issued.

Note 10 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital, as defined, equal to the greater of $250,000 or 6-2/3 percent of total aggregate indebtedness. The Net Capital Rule of the SEC also provides that advances to affiliates, repayment of borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions under Rule 15c3-1.

At December 31, 2020, the Company had Net Capital of $2,232,291 which was $1,982,291 in excess of the required minimum and the aggregate indebtedness to Net Capital ratio was 1.04 to 1, as computed under SEC Rule 15c3-1.

The Company anticipates capital withdrawals of $479,519 within the next three months following December 31, 2020. The aggregate indebtedness to Net Capital ratio will be 1.32 to 1, as computed under SEC Rule 15c3-1.

Note 11 - Financial Instruments with Off-Balance Sheet Risk

The Company's customer accounts are carried by the clearing broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the clearing broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. As designated by the terms of the arrangement, the Company carries a deposit with the broker-dealer in the amount of $200,000 (see Note 3).

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors including size, duration, composition, and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and

liquidity. The Company manages market risk by setting and monitoring adherence to risk limits.

Note 12 - Employee Benefit Plan

The Company established and sponsors the Smith Moore 401(k) Plan for all employees meeting certain eligibility requirements. The Company contributed 3% of employee compensation to the Plan, not to exceed the amounts as permitted under the Internal Revenue Code. The plan provides for a discretionary profit-sharing contribution each year.

Note 13 - Common Stock Transactions

In February 2021, the Company plans to issue 2,625 shares of stock to new and existing stockholders for a total issuance price of $544,451.

Note 14 - Contingencies

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate the industry, including FINRA, the SEC, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to negate or correct such asserted violations. In certain circumstances and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines. During the year ended December 31, 2020 there were no amounts levied against the Company as a result of regulatory assessments and awards.

In the normal course of business, there are various legal actions and proceedings pending against the Company. In management's opinion, after consultation with outside counsel, the liability, if any, resulting from these legal actions will not have a material adverse effect on the Company's financial position.

Note 15 – Paycheck Protection Program Loan

On April 14, 2020, the Company qualified for and received a loan pursuant to the Paycheck Protection Program (PPP), a program implemented by the U.S. Small Business Administration ("SBA") under the Coronavirus Aid, Relief, and Economic Security ("CARES") Act, from a qualified lender (the "PPP lender"), for an aggregate principal amount of $993,245 (the "PPP loan"). The PPP loan bears interest at a fixed rate of 1% per annum, with the first six months of interest deferred, has a term of two years, and is

Notes to Financial Statements - Continued
December 31, 2020

unsecured and guaranteed by the SBA. The PPP loan proceeds were used exclusively for payroll costs permitted by the program.

On November 2, 2020, the Company qualified for and received notice of PPP loan forgiveness from the SBA. On November 10, 2020, the PPP lender notified the Company that the principal loan balance of $993,245 had been paid in full by the SBA.